Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirteenth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The thirteenth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 25, 2019 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated April 4, 2019. Out of the Company’s ten directors, eight directors attended the Meeting in person, including Wang Bin, chairman and executive director of the Company; Su Hengxuan, executive director of the Company; Yuan Changqing and Yin Zhaojun, non-executive directors of the Company; and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Xu Haifeng, an executive director of the Company, and Liu Huimin, a non-executive director of the Company, were on leave for other business and authorized in writing, respectively, Su Hengxuan and Yin Zhaojun, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal on the First Quarter Report of the Company for the Year of 2019

The independent directors gave their independent opinions and agreed on the proposal on changes in accounting estimates for the first quarter of the year of 2019.

Voting result: 10 for, 0 against, with no abstention

2.	The Proposal on Nominating Mr. Li Mingguang as the Candidate for the Executive Director of the Sixth Session of Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the Shareholders’ Meeting for approval. Please see the annex of this announcement for biography of Mr. Li Mingguang.

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal on Nominating Mr. Wang Junhui as the Candidate for the Non-Executive Director of the Sixth Session of Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the Shareholders’ Meeting for approval. Please see the annex of this annoucement for biography of Mr. Wang Junhui.

Voting result: 10 for, 0 against, with no abstention

4.	The Proposal on the Solvency Report (C-ROSS) of the Company for the First Quarter of the Year of 2019

Voting result: 10 for, 0 against, with no abstention

5.	The Proposal on the Evaluation Report for the Year of 2018 under the Summary of “Thirteenth Five-Year” Development Plans of the Company

Voting result: 10 for, 0 against, with no abstention

6.	The Proposal on the Corporate Governance Report of the Company for the Year of 2018

Voting result: 10 for, 0 against, with no abstention

7.	The Proposal on the Actuary Report of the Company for the Year of 2018

Voting result: 10 for, 0 against, with no abstention

8.	The Proposal on the Related Party Framework Agreement for Bonds Distribution with China Life Asset Management Company Limited

The transaction constitutes a material related party transaction matter of the Company under the regulations of the China Banking and Insurance Regulatory Commission. Affiliated directors Wang Bin, Su Hengxuan, Xu Haifeng, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 4 for, 0 against, with no abstention

9.	The Proposal on the Overall Risk Management Report of the Company for the Year of 2018

Voting result: 10 for, 0 against, with no abstention

10.	The Proposal on the 2018 Anti-Money Laundering Audit Report

Voting result: 10 for, 0 against, with no abstention

Please see the notice separately issued by the Company for detailed information on the proposals that the Board agreed to submit to the Shareholders’ Meeting for review.

Board of Directors of China Life Insurance Company Limited

April 25, 2019

Commission File Number 001-31914

Annex

Biography of Mr. Li Mingguang

Mr. Li Mingguang, born in July 1969, became the Vice President of the Company in November 2014. He has been the Chief Actuary of the Company since March 2012, the Chief Actuary of China Life Pension Company Limited since May 2012, and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996, and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a member of the China National Master of Insurance Education Supervisory Committee.

Commission File Number 001-31914

Annex

Biography of Mr. Wang Junhui

Mr. Wang Junhui, born in July 1971, became the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited in August 2016. He has been the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd. since September 2016. From 2004 to 2016, he served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the Director of the Investment Department and an Assistant to the General Manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

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